                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13E-4

                        Issuer Tender Offer Statement
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               Amendment No. 1
                              (Final Amendment)

                           THE TIMES MIRROR COMPANY
                               (Name of Issuer)

                           THE TIMES MIRROR COMPANY
                      (Name of Person(s) Filing Statement)

        Conversion Preferred Stock, Series B, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                  887364 40 4
                     (CUSIP Number of Class of Securities)

                               E. THOMAS UNTERMAN
               Senior Vice President and Chief Financial Officer
                            The Times Mirror Company
                              Times Mirror Square
                         Los Angeles, California 90053
                                 (213) 237-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                             PETER F. ZIEGLER, ESQ.
                            Gibson, Dunn & Crutcher
                             333 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 229-7000

                               November 29, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

         Transaction Valuation*                  Amount of Filing Fee**
         ----------------------                  ----------------------
              $90,598,914                               $18,120

* The Transaction Valuation is based upon the purchase of 3,467,901 shares at $26.125 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percentum of the value of the securities to be acquired. The amount of $17,225 was previously paid with the Schedule 13E-4 filed by The Times Mirror Company on November 29, 1995. The amount of $895, the difference between the amount previously paid and the amount of the filing fee indicated above, is transmitted herewith in accordance with Rule 0-11(a)(3).

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $17,225                                            Filing Party:  The Times Mirror Company
Form or Registration No.:  Schedule 13E-4                                   Date Filed:  November 29, 1995

         This Amendment No. 1 (Final Amendment), dated January 8, 1996, amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated November 29, 1995 (the "Schedule 13E-4") of The Times Mirror Company, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission in connection with the Company's offer to purchase up to 3,250,000 shares of its Conversion Preferred Stock, Series B, par value $1.00 per share (the "Shares"), at a price, net to the seller in cash, without interest thereon, not greater than $26.50 nor less than $25.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 and incorporated by reference therein.

         Items 8 and 9 and the Exhibit Index of the Schedule 13E-4 are hereby supplemented and amended by adding the following:

ITEM 8.  ADDITIONAL INFORMATION

         At 12:00 midnight, New York City time, on Wednesday, December 27, 1995 (the "Expiration Date"), the Offer expired. Based on the information provided by First Interstate Bank of California (the "Depositary"), a total of 4,928,233 Shares were validly tendered and not withdrawn, including Shares for which certificates were delivered to the Depositary pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase. The Company has elected to purchase 3,467,901 Shares at a Purchase Price of $26.125 per Share.
Pursuant to the Offer, the Company increased the number of Shares to be purchased by 217,901, as permitted without requiring an extension of the Offer. The Company accepted for purchase all Shares that were validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to conditional tenders. No proration was required. After giving effect to the Company's purchase of Shares pursuant to the Offer, the total number of Shares outstanding is 7,789,276.

         Copies of the Company's press releases dated December 28, 1995 and January 8, 1996, announcing the preliminary results of the Offer and the purchase price of the Shares, and the final results of the Offer, respectively, are attached hereto as Exhibits (a)(9) and (a)(10), and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

                 (a)(9) Form of Press Release issued by the Company on December 28, 1995.
                 (a)(10) Form of Press Release issued by the Company on January 8, 1996.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  January 8, 1996


                                       THE TIMES MIRROR COMPANY


                                       By: /s/ E. THOMAS UNTERMAN
                                           ----------------------------------
                                           E. Thomas Unterman,
                                           Senior Vice President and
                                           Chief Financial Officer

                                 EXHIBIT INDEX


EXHIBIT NO.                                        DESCRIPTION
(a)(9)           Form of Press Release issued by the Company on December 28, 1995.

(a)(10)          Form of Press Release issued by the Company on January 8, 1996.